FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com

TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

MICHAEL I. RUDELL*◊
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◊
ROSE H. SCHWARTZ
DANIEL M. WASSER◊
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

—

HEATHER J. REID
JAKE M. LEVY

Direct Dial: 212 446-9782
Email: hreid@fwrv.com

JOHN A. VASSALLO
OF COUNSEL
—

LEONARD FRANKLIN
1938-1995
—

STEPHEN WEINRIB
1948-1987
—

*   ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◊   ALSO ADMITTED NEW JERSEY

July 1, 2010


VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Godspell, LLC, a Delaware limited liability company*

Dear Mr. Reynolds:

With respect to the letter dated June 30, 2010 (the "Comment Letter"), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Offering Statement on Form 1-A ("Form 1-A") of The Godspell LLC, a Delaware limited liability company (the "Company"), set forth below are the Company's responses to the comments set forth in the Comment Letter. In addition, please find enclosed seven (7) copies of the Company's Pre-Effective Amendment No. 5 to Form 1-A, seven (7) of which, for your convenience, are marked against the Company's Pre-Effective Amendment No. 4 to Form 1-A.

Offering Circular

Cover Page

1.   We do not understand the second paragraph. Please revise accordingly.

The Company has amended its disclosure in the offering circular ("OC") in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

Offering Circular Summary

2.   *We note the offering period states that the offering will close upon the earlier of three criteria, one of which is nine months from the date of the offering circular, "unless such date is extended by amendment." Please revise each reference in the offering circular to clearly state that in no instance will the offering be extended beyond eighteen months, as stated on the cover page.*

The Company has amended its disclosure in the OC in accordance with your comment.

Management's Discussion and Analysis, page 28

3.   *Please revise the disclosure in the first full paragraph on page 29 to indicate that you do not have a trust agreement or trustee in place. We direct your attention to comment seven from our letter dated May 28, 2010.*

The Company has amended its disclosure in the OC in accordance with your comment.

4.   *Please provide the basis for your calculation of recoupment of production costs in the table on page 33.*

The Company has decided to produce the musical play "Godspell" (the *"Musical"*) in a theater with approximately 700 seats for artistic reasons. After consultation with the Musical's creative team (including the authors and the director), the Company decided that the more intimate feel of a smaller Broadway theater would be more appropriate for this small cast musical. Artistically, a smaller theater will allow a deeper relationship between the actors and the audience, which is consistent with the authors' original intentions when they created the Musical.

The ticket price of $114.75 was determined by examining the pricing of all currently running Broadway musicals and plays as well as the history of ticket prices of shows in theaters of this size and of musicals of similar styles that have opened in the last five years. The Company analyzed this market research and also consulted industry experts (e.g., group sales agents, ticket brokers, etc.) in order to determine appropriate ticket prices for the Musical.

Ticket sales on Broadway are subject to various commissions and fees which are charged to the Company and deducted from gross proceeds. For example, tickets sold to groups may (depending on the performance the group attends) be subject to a 9.55% commission paid to the group sales agent that sold the tickets to the group. The Company also is responsible for credit card commissions (e.g., 4% for American Express). It is impossible to predict the exact numbers of people that will purchase in groups, with credit cards (and which credit cards they will use), and so on. However, in addition to examining industry purchasing trends (what percent of Broadway buyers are purchasing online versus at the box office (where no commission is levied)), the Company analyzed the deductions from gross of musicals of similar styles over the last several years, and also projected the volume of group sales the Company anticipates, in order to estimate deductions.

The proforma included in the recoupment table determines the number of weeks required to recoup the estimated "hard costs" to mount the Musical at various levels of capacity. This is done by estimating percentages of the Musical's weekly gross potential after the deductions discussed above (ticket price multiplied by the number of seats in the theater multiplied by the number of performances per week) and then subtracting all expected expenses for the weekly operation of the Musical. The result is the estimated profit per week. The profit per week is then divided by the actual "hard costs," i.e., the actual expenses expected to be incurred to produce the Musical. Not included in this figure are advances and bonds, which are considered assets of the Company and will be returned no later than the conclusion of the Broadway run, as well as contingency monies (i.e., reserves, which are not earmarked for specific items). It is industry standard in the Broadway community that recoupment schedules are calculated in this manner.

The proforma calculations set forth in the recoupment schedule are consistent with the operating budget and the production budget set forth in the OC. The operating budget and the production budget are based on the Company's analysis of costs set forth in applicable union agreements, industry standards, and "going rates." A change to the gross amount of operating expenses or production expenses, as applicable, could affect the recoupment schedule and could either accelerate the rate of return if the expenditures set forth in the operating budget or the production budget, as applicable, are less than estimated, or it may delay the rate of return if the expenditures set forth in the operating budget or the production budget, as applicable, are greater than anticipated.

The royalty formula in the recoupment schedule was derived from the executed agreement between the Company and the authors of the Musical, applicable union minimums and the anticipated terms of agreements between the Company and members of the creative team based on Broadway standards.

Tax Considerations, page 53

5. *Please revise the disclosure in this section to clearly state the opinion of counsel, and naming counsel. For instance, "it is the opinion of counsel, Preti Flaherty Beliveau & Pachios LLP, that ..."*

The Company has amended its disclosure in the OC in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

6. *The tax opinion filed as exhibit 11.2 states as an assumption that the company "intends to comply with the procedures and requirements set forth in the Offering Statement under the heading Tax Considerations. Please clarify the procedures and requirements that you are referring to. We may have further comment.*

The tax opinion has been amended in accordance with your comment.

<u>Exhibit 6.1</u>

7. *We note that the Rider A refers to Section 22.04 taking the place of sections 1.03, 2.01, 2.02, 2.03, 2.04, 6.01 and 6.02. To the extent this rider is amending a prior agreement, please file the prior agreement as an exhibit. To the extent this rider is not amending a prior agreement, please explain the reference to these sections, as they are not located in the production agreement filed with the Form 1-A.*

Rider A contains additional terms to the standard form APC. We have added the full APC to the exhibit containing the Production Contract.

Please contact the undersigned if we may be of assistance.

Sincerely,

Heather J. Reid

cc: Ken Davenport